UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 000-51672

FREESEAS, INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 14, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) between FreeSeas Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Company”), and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), in the matter entitled Hanover Holdings I, LLC v. FreeSeas Inc., Case No. 654474/2012 (the “Action”). On December 21, 2012, Hanover commenced the Action against the Company to recover an aggregate of $305,485.59 of past-due accounts payable of the Company, which Hanover had purchased from certain vendors of the Company pursuant to the terms of separate claim purchase agreements between Hanover and each of such vendors (the “Assigned Accounts”), plus fees and costs (the “Claim”). The Assigned Accounts relate to certain maritime services provided by certain vendors of the Company and certain investor relations and financial communications services provided by a vendor of the Company. The Order provides for the full and final settlement of the Claim and the Action. The Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the Order by the Court on January 14, 2013.

Pursuant to the terms of the Settlement Agreement approved by the Order, on January 15, 2013, the Company issued and delivered to Hanover 1,375,000 shares (the “Settlement Shares”) of the Company’s common stock, $0.001 par value (the “Common Stock”). Giving effect to such issuance, the Settlement Shares represent approximately 8.37% of the total number of shares of Common Stock presently outstanding. The Settlement Agreement provides that the Settlement Shares will be subject to adjustment on the 36th trading day following the date on which the Settlement Shares were initially issued to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time subsequent to the Court’s entry of the Order. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement shall be equal to the quotient obtained by dividing (i) $305,485.59 by (ii) 70% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the Settlement Shares (the “True-Up Period”), rounded up to the nearest whole share (the “VWAP Shares”). As a result, the Company ultimately may be required to issue to Hanover substantially more shares of Common Stock than the number of Settlement Shares initially issued (subject to the limitations described below). The Settlement Agreement further provides that if, at any time and from time to time during the True-Up Period, Hanover reasonably believes that the total number of Settlement Shares previously issued to Hanover shall be less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the True-Up Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Settlement Agreement). At the end of the True-Up Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Company will issue to Hanover or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Hanover or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares.

The Settlement Agreement provides that in no event shall the number of shares of Common Stock issued to Hanover or its designee in connection with the Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock.

Furthermore, the Settlement Agreement provides that, for so long as Hanover or any of its affiliates hold any shares of Common Stock, Hanover and its affiliates are prohibited from, among other actions: (1) voting any shares of Common Stock owned or controlled by Hanover or its affiliates, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Company; or (2) engaging or participating in any actions, plans or proposals that relate to or would result in, among other things, (a) acquiring additional securities of the Company, alone or together with any other person, which would result in Hanover and its affiliates collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the Common Stock or other voting securities of the Company (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder), (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) changes in the present board of directors or management of the Company, (e) material changes in the capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or similar instruments or other actions which may impede the acquisition of control of the Company by any person or entity, (h) causing a class of securities of the Company to be delisted, or (i) causing a class of equity securities of the Company to become eligible for termination of registration under the Exchange Act; or (3) any actions similar to the foregoing. These prohibitions may not be modified or waived without further order of the Court.

The issuance of Common Stock to Hanover pursuant to the terms of the Settlement Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

The description of the Settlement Agreement and the Order does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is filed as Exhibit 99.1 to this report and incorporated herein by reference, and the Order, which is filed as Exhibit 99.2 to this report and incorporated herein by reference.

The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Stipulation of Settlement between the Company and Hanover
99.2	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated January 14, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS, INC.

Date: January 15, 2013	By:	/s/ ALEXANDROS MYLONAS
Alexandros Mylonas Chief Financial Officer